SHOREPOWER TECHNOLOGIES, INC.

5291 NE Elam Young Pkwy.

Suite 160

Hillsboro, OR 97124

November 3, 2023

Via Edgar Correspondence

Eranga Dias, Esq.

Staff Attorney

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Shorepower Technologies, Inc.
Registration Statement on Form S-1
Filed August 24, 2023
File No. 333-274184

Dear Mr. Dias:

Shorepower Technologies, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2023, with respect to the registration statement on Form S-1 (File No. 333-274184) that was submitted to the Commission on August 24, 2023 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Cover Page

1.	We note that your common stock is quoted on the OTC Pink Market and that you state in the Plan of Distribution that the selling stockholders may offer, sell or distribute all or a portion of the shares of common stock at prevailing market prices or at negotiated prices. Please note that the OTC Pink Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell the shares of common stock. Refer to Item 501(b)(3) of Regulation S-K.

Response: We have revised the cover page and made corresponding changes elsewhere in the prospectus to state the fixed price at which the selling stockholders will offer and sell the shares of common stock.

Eranga Dias, Esq.

November 3, 2023

2.	Please provide support for your statement that you operate the largest heavy-duty focused network of electrified parking spaces in North America. In addition, please provide more information with respect to your plans to upgrade your 300 electric vehicle charging station connection points and your TSE stations. Include a schedule for when these upgrades will occur.

Response: Being in the industry, we know the players and competition. Although we are fairly certain that we operate the largest heavy-duty focused network of electrified parking spaces, we are unable to locate third party verifiable proof of this statement. Therefore, we have updated the disclosure to state that we “operate one of the largest heavy-duty focused network of electrified parking spaces in North America.” Additionally, we have updated the S-1 to include an anticipated schedule to upgrade the facilities to include electric vehicle charging stations.

Organizational History, page 4

3.	We note your disclosure that under the terms of the merger agreement, “Shorepower now owns 55% of our issued and outstanding shares of common stock.” Please explain this statement. For example, if you mean that Mr. Kim and his affiliates now own approximately 55% of your common stock, please revise to make this clear.

Response: We have revised the disclosure to make clear that it is Mr. Kim who owns 55% of Shorepower’s common stock.

Risk Factors, page 9

4.	We note that your risk factors discussion is longer than fifteen pages. Please revise your registration statement to add a summary of risk factors section that include a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in Shorepower or this offering speculative or risky. See Item 105(b) of Regulation S-K.

Response: We have revised our registration statement to add a summary of our risk factors.

5.	We note from your Form 10-Q for the period ended May 31, 2023 that your management concluded that your disclosure controls and procedures were not effective as of the end of the period covered by the report. Please include a risk factor highlighting the risks related to the company’s ineffective disclosure controls and procedures and describe any deficiencies and weaknesses identified as part of management’s evaluation, including any material weaknesses identified in your internal control over financial reporting. Disclose any associated remediation procedures as well as the estimated time frame for resolution.

Response: We have included a risk factor highlighting the risks related to the company’s ineffective disclosure controls and procedures and described any deficiencies and weaknesses identified as part of management’s evaluation, including any material weaknesses identified in its internal control over financial reporting and associated remediation procedures as well as the estimated time frame for their resolution.

Eranga Dias, Esq.

November 3, 2023

6.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Response: We have included a risk factor stating that we are subject to material cybersecurity risks in our supply chain. We have addressed the measures taken to mitigate the cybersecurity risks in our supply chain.

7.	We note your disclosure on page 14 stating that difficult macroeconomic conditions could have a material adverse effect on the demand for your products and services. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. In addition, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We have updated the risk factor to include results of inflationary pressures and how this affected our business. We also included actions planned to mitigate future potential inflationary pressures.

Risks Related to our Securities

Concentration of ownership among our existing executive officers..., page 27

8.	Please revise to clarify that Mr. Kim is your sole executive officer and director. Please address potential risks that arise from this arrangement. Please also expand your disclosure to state that after the offering, Mr. Kim will hold approximately 83.25% of the voting power of the issued and outstanding shares of your capital stock.

Response: We have revised this risk factor to clarify that Mr. Kim is your sole executive officer and director and addressed the potential risks that arise from this arrangement. We have also clarified this risk factor to state that after the offering, Mr. Kim will hold approximately 83.25% of the voting power of the issued and outstanding shares of our capital stock.

Eranga Dias, Esq.

November 3, 2023

Use of Proceeds, page 29

9.	We note that you intend to use a significant portion of the proceeds from this transaction for debt reduction purposes. As to the proceeds to be used to discharge indebtedness, revise your disclosure to set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Item 504 of Regulation S-K.

Response: We have disclosed the interest rate and maturity of the three promissory notes that we intend to discharge and have attached them as exhibits to the prospectus.

10.	We note that you intend to use proceeds from this offering for acquisitions. To the extent that the proceeds may, or will, be used to finance acquisitions of other businesses, revise your disclosure to include the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business. See Item 504 of Regulation S-K.

Response: We have updated the disclosure to include the businesses or types of businesses we are investigating for potential acquisition. We are also investigating electrical contracting businesses and charging station management (CSM) software technologies for potential acquisition. An electrical contracting business would allow us to both sell charging stations and install them without having to use subcontractors.

Selling Stockholders, page 30

11.	For each selling stockholder included in the table, please identify which selling stockholders hold shares that are issuable upon the exercise of the warrants. Please provide the number of warrants held and the number of shares of common stock that would be issued upon conversion.

Response: We have identified in the table of the Selling Stockholders which ones hold shares that are issuable upon exercise of the warrants, the number of warrants that each of them holds and the number of shares of common stock that would be issued upon conversion.

Eranga Dias, Esq.

November 3, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

12.	Please revise this section to substantially expand your management’s discussion and analysis to include information required by Item 303 of Regulation S-K. This section should provide disclosure in the form of a discussion and analysis from management’s perspective and should not merely contain factual statements about your company and its operations. Provide the discussion and analysis in a format that facilitates easy understanding and that supplements, and does not merely duplicate, disclosure already provided in the filing. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of Shorepower including an evaluation of the amounts and certainty of cash flows from operations and from outside sources. A discussion and analysis that meets the requirements of Item 303 of Regulation S-K is expected to better allow investors to view Shorepower from management’s perspective.

Response: We have amended our discussion and analysis to meet the requirements of Item 303 of Regulation S-K to better allow investors to view Shorepower from a management perspective.

13.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: We have discussed the impact of supply chain disruptions on our business and how they have impacted our sales and profits.

Executive Compensation, page 44

14.	We note that you have disclosed no compensation in this section. We note however that on pages 32-33, you disclose officer compensation and director compensation for the years ended February 28, 2023 and 2022, as well as for the quarters ended May 31, 2023 and 2022. Please advise.

Response: We have revised the discussion of director compensation paid to Jeff Kim, our President, CEO and Chairman of the Board, to state that he received director compensation of 500,000 restricted shares of our common stock and 250,00 restricted shares of our common stock for total non-cash compensation of $48,000.

Employment and Advisory Agreements, page 45

15.	We note that the executive employment agreement with Mr. Kim provides that his salary “is subject to the cash flow of the Company as determined by the Board.” However, we also note that the “Board consists of one member, Jeff Kim.” Please revise your disclosure here to prominently state that Mr. Kim has sole control and decision-making power regarding his salary. In addition, also discuss this as a potential risk arising from your management structure in the corresponding risk factor under the Risk Factors section.

Response: We have revised the disclosure to clearly state that Mr. Kim has sole control and decision-making power regarding his salary and added this as an additional risk factor under the Risk Factors section.

Eranga Dias, Esq.

November 3, 2023

Principal Securityholders, page 47

16.	Please revise the table to show ownership amounts and percentages of the securities before and after the offering. In addition, it appears that three selling stockholders may currently hold more than 5% of your common stock and should be included on the principal securityholder table. Further, please consider moving the selling stockholder table to be combined with or to directly follow the principal securityholder table.

Response: We have revised the table to show ownership amounts and percentages of the securities before and after the offering and added two selling stockholders as principal securityholders.

Index to Consolidated Financial Statements, page F-1

17.	We note from page F-18 that the merger between United States Basketball League, Inc and Shurepower LLC was accounted for as a reverse recapitalization, where United States Basketball League was treated as the acquired company for financial statement reporting purposes and Shurepower, LLC is deemed the accounting predecessor of the merger and is the successor registrant for SEC purposes. You disclose that this means that Shurepower, LLC’s financial statements for previous periods will be disclosed in the Company’s future periodic reports filed with the SEC. Please revise the filing to include the audited annual financial statements of Shurepower LLC, the predecessor company, for the periods required by Rule 8-02 of Regulation S-X (i.e., as of the end of and for each of its most recent two fiscal years) and revise your MD&A to discuss those results.

Response: We have revised the prospectus to add the audited financial statements for Shurepower, LLC for the fiscal years ended December 31, 2020 and December 31, 2021 and revised our MD&A to discuss those results.

18.	In addition, revise the filing to include pro forma financial information related to the merger transaction as required by the guidance in Rules 8-05, 11-01 and 11-02 of Regulation S-X, or advise us.

Response: We have revised the prospectus to include as Exhibit 99.1 the pro forma financial information for November 30, 2022, following the reverse merger of Shurepower, LLC with and into United States Basketball League, Inc. on March 22, 2023.

19.	We note that the financial statements of Shurepower LLC. d/b/a Shorepower Technologies as of December 31, 2021, and 2020 included in your Form 8-K filed on March 27, 2023 were audited by OLAYINKA OYEBOLA & CO., Lagos, Nigeria, whose report was dated February 1st, 2023. We also note from page F-2 that the financial statements of United States Basketball League, Inc. were audited by QI CPA LLC. Please note that unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition or reverse recapitalization always results in a change in accountants. Please revise the filing to provide the disclosures required by Item 304 of Regulation S-K, or advise us. See Item 11(i) of Form S-1.

Response: We have revised the prospectus on page 6 to provide the disclosures required by Item 304 of Regulation S-K.

Eranga Dias, Esq.

November 3, 2023

Notes to Unaudited Condensed Financial Statements

Note 1 - Organization and Description of Business, page F-18

20.	Include a separate note to clearly describe your accounting for the merger transaction between United States Basketball League, Inc. (SPEV) and Shurepower, LLC d/b/a Shorepower Technologies that was consummated on March 22, 2023. Disclose the factors you considered and the guidance on which you relied in concluding that the transaction should be accounted for a reverse recapitalization, with Shurepower LLC identified as the accounting acquirer. Clearly describe the impact of the transaction on your balance sheet at consummation. Provide clear “bridge-the-gap” disclosure to enable an investor to understand any changes in your primary financial statements presented (e.g., your balance sheet) following consummation.

Response: We have described in a separate note to the financial statements our accounting for the merger between United States Basketball League and Shurepower, LLC d/b/a Shorepower Technologies, the factors that we considered and the guidance on which we relied in concluding that the transaction should be accounted for as a reverse recapitalization with Shurepower, LLC as the accounting acquirer and provided “bridge-the-gap” disclosure to allow an investor to understand changes in our primary financial statements presented following consummation.

21.	In this regard, please explain to us how you derived the February 28, 2023 balance sheet amounts presented on F-14. Also, confirm to us, if true, that the comparative amounts presented on your statement of operations and statement of cash flows for the three months ended May 31, 2022 represent the historical results of Shurepower LLC. Otherwise, please advise us.

Response: The February 28, 2023, balance sheet amounts on page F-14 are the combined/reverse merger amounts for both companies. We confirm that the amounts for the three months are the historical amounts from Shurepower, LLC.

General

22.	Revise your registration statement to furnish the information required by Item 506 of Regulation S-K related to dilution under a separate heading or tell us why you believe you are not required to do so.

Response: We do not believe that we are required to furnish the information required by Item 506 of Regulation S-K for the following reasons: (i) the registrant has been a reporting company immediately prior to the filing of the registration statement and for many years prior to the filing of the registration statement under the symbol USBL that was only recently changed to SPEV; and (ii) as we understand the purpose of Item 506 it is intended to be applicable when the registrant is engaged in a financing at a market price for its common equity that might differ substantially from the price at which the registrant’s officers, directors and promotors purchased their common equity while this resale registration statement will not result in the registrant receiving any funds from the sale of the selling stockholders.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at jkim@shorepower.com.

Sincerely,

/s/ Jeff Kim

Jeff Kim

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC

Encl.